SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   SCHEDULE TO


            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of The Securities Exchange Act of 1934

                                (Final Amendment)

               COLUMBIA MANAGEMENT MULTI-STRATEGY HEDGE FUND, LLC
                                (Name of Issuer)

               COLUMBIA MANAGEMENT MULTI-STRATEGY HEDGE FUND, LLC
                       (Name of Filing Person(s) (Issuer))

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                          James R. Bordewick, Jr., Esq.
                         c/o Bank of America Corporation
                              One Financial Center
                           Boston, Massachusetts 02110
                                 (617) 772-3672

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
              and Communications on Behalf of the Filing Person(s))

                                 With a copy to:
                               John M. Loder, Esq.
                                Ropes & Gray LLP
                             One International Place
                           Boston, Massachusetts 02110
                                 (617) 951-7000

                                 March 27, 2007
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Value: $35,000,000 (a)       Amount of Filing Fee:  $1,074.00(b)
--------------------------------------------------------------------------------

(a) Calculated as the aggregate maximum purchase price for limited liability company interests.

(b)  Calculated at $30.70 per $1,000,000 of the Transaction Valuation.

[x] Check the box if any part of the fee is offset as provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $1,074.00
     Form or Registration No.: Schedule TO-I, Registration No. 005-79243 Filing Party: COLUMBIA MANAGEMENT MULTI-STRATEGY HEDGE FUND, LLC Date Filed: March 27, 2007

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[x]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") that Columbia Management Multi-Strategy Hedge Fund, LLC (the "Fund") originally filed with the Securities and Exchange Commission on March 27, 2007 in connection with the Fund's offer (the "Offer") to purchase limited liability company interests ("Interests") in the Fund in an amount up to $35,000,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C, respectively, to the Statement on March 27, 2007.

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


This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

     1. Holders of Interests in the Fund ("Investors") that desired to tender their Interests, or a portion thereof, for purchase were required to submit their tenders by 12:00 midnight, Eastern Time, on April 27, 2007.

     2. As of April 27, 2007, 19 Investors validly tendered Interests, or portions thereof, in an aggregate amount of $9,874,209.99 and did not withdraw these tenders prior to the expiration of the Offer. The Fund accepted these validly tendered Interests and portions of Interests for purchase in accordance with the terms of the Offer.

     3. The net asset value of the Interests and the portions of Interests tendered pursuant to the Offer was calculated as of March 31, 2007.

     4. The payment of the purchase price of the Interests, or the portions of Interests, tendered was made in the form of a promissory note issued on May 2, 2007 to each Investor whose tender the Fund accepted for purchase. The promissory notes will be held by PFPC Inc., the Fund's administrator, on behalf of such Investors, in accordance with the terms of the Offer. Pursuant to each promissory note issued to an Investor that tendered its entire Interest, the Fund will pay to the Investor (i) an initial payment of 90% of the unaudited net asset value as of June 30, 2007 (the "Valuation Date") of the Interest, and
          (ii) a contingent payment representing the balance of the purchase price. A cash payment in the amount of the initial payment will be wire transferred to the account designated by such Investor in its Letter of Transmittal no later than August 3, 2007, unless the Valuation Date of the Interests has changed, or the Fund has requested a withdrawal of its capital from the portfolio funds in which it has invested, in accordance with the terms of the Offer. The contingent payment, if any, will be paid to the Investor within 120 days after the Valuation Date or such earlier date as the Fund's Board of Directors may determine, according to the terms of the Offer. Pursuant to each promissory note issued to an Investor that tendered a portion of its Interest, the Fund will pay to the Investor 100% of the purchase price based on the unaudited net asset value as of the Valuation Date of the portion of the Interest tendered and accepted for purchase, in accordance with the terms of the Offer. A cash payment in this amount will be wire transferred to the account designated by such Investor in its Letter of Transmittal no later than August 3, 2007, unless the Valuation Date of the Interests has changed, or the Fund has requested a withdrawal of its capital from the portfolio funds in which it has invested, and provided that such Investor's account retains the required minimum balance, in accordance with the terms of the Offer. In the case of a partial tender equal to or greater than 95% of the net asset value of an Investor's entire Interest, payment procedures applicable to Investors tendering their entire Interest will apply.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         COLUMBIA MANAGEMENT
                         MULTI-STRATEGY HEDGE FUND, LLC

                         By: /s/ Daniel S. McNamara
                            -----------------------------
                         Name: Daniel S. McNamara
                         Title:  President


Dated:  May 2, 2007

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